SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                            FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                  For the month of October 2003

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

                            Schroder Ventures International Investment Trust plc

                                                             Interim Report 2003

Investment Objective

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and create income and capital streams for the Company, its fund advisory business structures, markets, manages or advises products for investment in both private equity and public equity using private equity techniques.

                                                             Interim Report 2003



Financial Highlights and Historical Record

                              5 YEAR PERFORMANCE


Start                         30/06/1998
End                           30/06/2003
Frequency       M
Name            SVIIT Share Price          SVIIT NAV           FTSE ALL SHARE INDEX                FTSE WORLD INDEX (GBP)
Code

CURRENCY        GBP                        GBP                 GBP                                 GBP
30/06/1998                           100           100                                100                           100
30/09/1998                         86.81         102.1                              85.47                        85.614
31/12/1998                         83.79        133.81                              97.47                       105.694
31/03/1999                        128.85        130.57                             105.52                       112.543
30/06/1999                        144.23        151.58                             107.39                       121.184
30/09/1999                        157.14        154.15                             103.01                       114.413
31/12/1999                           175        168.74                             118.17                       135.477
31/03/2000                        199.73        167.54                             113.38                       137.934
30/06/2000                        253.57        209.72                             110.43                       140.035
29/09/2000                        283.24        203.78                             110.42                       138.093
29/12/2000                        265.11        204.33                             108.76                       128.277
30/03/2001                        213.74        204.46                              98.83                       116.846
29/06/2001                        215.93        189.58                              99.44                       121.466
28/09/2001                        167.31         187.2                              85.31                        98.544
31/12/2001                        190.38        184.33                                 92                       108.657
29/03/2002                        181.87        185.03                              93.22                       111.191
28/06/2002                        194.78        191.77                              82.49                        94.105
30/09/2002                        160.99        177.04                              65.66                        74.238
31/12/2002                        208.24        207.35                              69.03                        77.997
31/03/2003                        228.02        212.47                              63.27                        74.941
30/06/2003                           250         206.6                              71.85                        83.668
Source: Datastream






Financial Highlights to June 2003
                                                                                             31 December
                                                                              30 June 2003          2002      Change %

Total assets (GBP'000)                                                             541,275       502,746          7.7%
Shareholders' funds (GBP'000)                                                      462,407       463,192        (0.2)%
Market capitalisation (GBP'000)                                                    465,879       387,587         20.2%
Net asset value per share -  diluted                                                444.2p        445.8p        (0.4)%
Share price                                                                         455.0p        379.0p         20.1%
Share price premium/(discount)                                                        2.4%       (15.0)%
Dividends per share                                                                    Nil           Nil




Historical Record to 31 December/30 June*

                                                                                   Diluted
                                                                                 net asset      Price of   Share price
                                                                Shareholders'    value per      ordinary      premium/
                                                  Total assets1         funds        share        shares    (discount)
                                                        GBP'000       GBP'000        pence         pence             %

2003 (June)                                             541,275       462,407        444.2         455.0           2.4
2002 (December)                                         502,746       463,192        445.8         379.0        (15.0)
2002 (June)                                             462,613       423,087        412.3         354.5        (14.0)
2001 (June)                                             417,260       416,872        407.6         393.0         (3.6)
2000 (June)                                             461,615       461,125        450.9         461.5           2.4
1999 (June)                                             333,630       322,485        325.9         262.5        (19.5)
1998 (June)                                             230,822       219,730        215.1         182.0        (15.4)
1997 (June)                                             207,655       182,548        189.2         174.5         (7.8)
1996 (launched 23 May 1996)                             240,733       186,493        193.3         200.0           3.5



Historical Record to 31 December/30 June*


                                                                       Actual    Potential
                                                                gearing ratio2      gearing      Earnings     Dividends
                                                                                    ratio3         pence         pence

2003 (June)                                                              1.10         1.17        (2.73)           Nil
2002 (December)                                                          1.04         1.09        (2.14)           Nil
2002 (June)                                                              1.00         1.09        (1.52)           Nil
2001 (June)                                                              0.92         1.00          2.60          1.80
2000 (June)                                                              0.70         1.00          4.68          3.80
1999 (June)                                                              0.67         1.03          2.35          1.50
1998 (June)                                                              0.73         1.05          2.06          1.30
1997 (June)                                                              0.76         1.13          1.58          1.92
1996 (launched 23 May 1996)                                              0.71         1.29          N/A            N/A



*The Company changed its financial year end from 30 June to 31 December, effective from 31 December 2002.

Notes:
1. Total assets:    Total assets less current liabilities.
2. Actual gearing   Total assets (less cash and money market instruments)
   ratio:           divided by shareholders'funds.
3. Potential        Total assets divided by shareholders' funds.
   gearing ratio:
4. Capital changes: 2003: GBP500,000 nominal 2011 convertible bonds converted into 125,313 ordinary shares.
                    2000: 'B' bonds fully converted into 3,299,380 ordinary shares.
                    1999: Buy-back of 3,204,171 shares for cancellation.
                    1998: 'A' bonds fully converted into 5,683,236 ordinary shares.

Chairman and CEO's Statement




Portfolio Performance

In the first six months of 2003, war in Iraq, the outbreak of SARS in Asia and continued economic uncertainty led to a very challenging operating environment for businesses in general. Against this backdrop, SVIIT's portfolio of companies has performed well and we are pleased to report a solid set of results.

At the underlying portfolio company level, cash generation and resulting reduced debt levels have meant that, despite overall flat earnings growth, portfolio company valuations have remained stable, even though average EBIT multiples used to value the portfolio have decreased.

The portfolio is sensitive to currency fluctuations and despite benefiting from the strengthening of the euro, the valuation of the portfolio has also been adversely affected by the weak US dollar.

Overall, net assets have remained broadly in-line with December 2002 at GBP462.4 million (444.2p per share fully diluted). Over five years, SVIIT has reported a compound growth in net asset value per share of 16.0% p.a.


New Fund  Commitments

No new fund commitments were made during the six-month period. Since June 2003 however, SVIIT has made two new commitments (both of which were highlighted in the December 2002 Report and Accounts).

The first is a EUR400 million commitment to Permira's third pan-European buy-out fund, Permira Europe III at its first closing. We are considering making a further commitment at the fund's final closing, which is expected in September.

Permira is a leading international private equity firm and a key driver behind SVIIT's net asset growth. The firm has an impressive track record of successful investment, and we look forward to this fund building on the success of its two predecessor funds, Permira Europe I and II.

Permira Europe III will make leveraged and unleveraged acquisitions of European businesses or of global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal size will be in the range of EUR100 million to EUR3 billion.

The second new fund commitment is a US$50 million commitment to The Japan Fund IV at its first close, which is expected in the coming months. The Japan Fund IV will invest predominantly in buy-out transactions in Japan across a range of industries and sectors.


Operating Review

It has been two years since we launched the fund advisory business within SVIIT and we are pleased with the progress to date.

The first six months of the year have been busy and productive. The business continues to meet its key milestones and is on track to build profit streams that will, over time, add incremental value to SVIIT.


Private Equity Products

The Schroder Private Equity Fund of Funds is now approximately 95% committed with 19 underlying funds in its portfolio, almost evenly split between Europe and the US and with an emphasis on buy-out rather than venture capital funds. The marketing of its successor fund, the Schroder Private Equity Fund of Funds II, continues, with a first closing expected in the fourth quarter of this year and a final closing next year.

Following shareholder approval at the AGM earlier this year, formal marketing of P123 has started with the target of raising EUR215 million from external investors. It is expected that P123 will close in the next two months and, at that time, assuming the target is met, SVIIT will transfer approximately EUR135 million of assets in Permira Europe I and II to P123 (based on the full EUR215 million from external investors being raised). In return for these assets, SVIIT will have an approximate 40% holding of the company. P123 will then make a substantial commitment to Permira Europe III. SVIIT's assets in Permira Europe I and II will be transferred at 30-June 2003 valuations, updated for any calls paid or distributions received and material changes since then. Based on these valuations, and updated for calls and distributions in July and August, the transfer of EUR135 million of assets would represent 22% of SVIIT's holdings in these funds. The transfer of these assets will not affect SVIIT's net asset value as, through its 40% holding in P123, it will maintain exposure to both a proportion of the Permira I and II assets and the new capital raised for P123.

Chairman and CEO's Statement continued



Public Equity Products

You may  recall  that we wrote to  shareholders  last  year  outlining  the establishment of a Public Equities Products team. The team has been established with the objective of delivering absolute returns for investors by investing in publicly quoted equities using a combination of private equity and value investing techniques. Two products have been launched to date: The SVIIT UK Focus Fund and the Strategic Recovery Fund. The SVIIT UK Focus Fund, a Dublin listed open-ended investment company, will invest in publicly quoted companies using a combination of private equity and value investing techniques. The Strategic Recovery Fund will invest in lowly valued publicly quoted companies that would benefit from strategic, management or operational change. The fund is advised by a board of successful industrialists and aims to work with the executive and non-executive directors of investee companies. It has been structured as a UK limited partnership and is scheduled to have a first close later this year. SVIIT has committed to invest a total of GBP15.0 million in these two products. Since June, GBP7.6 million of this commitment has been invested in the SVIIT UK Focus Fund.


Convertible Bond & Credit Facility

We believe that the current investment environment for private equity provides an excellent opportunity for SVIIT to make commitments to new private equity funds, which have the potential to provide for future net asset growth. In order to provide SVIIT with the maximum flexibility to capitalise on these opportunities the Company has increased its credit facility (which was un-drawn at 30 June 2003) with its bankers by 25% to EUR285 million and in May issued GBP40 million of subordinated convertible bonds. Since June, SVIIT has issued a further GBP9 million tranche of the same bonds, bringing the total size of this issue to GBP49 million. The bonds are listed on the London Stock Exchange and mature in 2013. They have a semi-annual coupon of 4.5% and convert into fully paid ordinary shares of SVIIT at a conversion price of 480p. These bonds are in addition to the GBP40 million of subordinated convertible bonds issued in November 2001 (which mature in 2011), bringing the total amount of subordinated convertible bonds in issue to GBP89 million.

Outlook


Recent months have seen renewed interest in investment markets, and whilst these markets remain fragile, they have improved somewhat from the lows of recent years. We remain cautiously optimistic that if this trend continues, the benefits should be reflected in the portfolio's valuation.

Over the longer-term private equity has outperformed public markets. Key to this out-performance is manager selection. SVIIT continues to outperform, reporting a compound growth in net asset value per share of 16.0% p.a. over five years, which compares to a 6.3% p.a. fall in the FTSE All-Share Index and 0.2% p.a. increase in the FTSE World Index over the same period.



John McLachlan
Chairman



Nicholas Ferguson
Chief Executive

Portfolio Review



Summary

In the six months to 30 June 2003, SVIIT's net assets remained broadly in-line with December 2002 at GBP462.4 million, equivalent to 444.2p per share on a fully diluted basis (December 2002: GBP463.2 million - 445.8p per share fully diluted).

The portfolio is sensitive to currencies and despite the strong performance of the euro and some small write-ups, the valuation of the portfolio has also been affected by the weak US dollar over the period, and the write-down of Memec. Memec, which is US dollar denominated, has been written-down by GBP7.4 million, a result of lower comparable EBIT multiples and the negative impact of currency movements on the company's valuation.

On the whole, the portfolio of companies continued to perform well, in difficult economic and business conditions, particularly in the first quarter of 2003. Cash generation leading to reduced debt levels continues, despite overall flat earnings growth. This has resulted in many of the portfolio company valuations remaining stable, even though average EBIT multiples used to value the portfolio have decreased.

In the first half of 2003, SVIIT received distributions of GBP3.7 million, lower than in previous periods but not unexpected given the economic climate. Over the cycle, we expect the level of distributions to return to the norm as the economic environment stabilises.

On the investment side, total calls of GBP26.0 million were paid during the six-month period, significantly below the GBP122.7 million paid in the six months to December 2002. Due to the extensive and time intensive due-diligence process undertaken for buy-out transactions, this decreased level of completed transactions is not an indication of a reduction in deal-flow, and a number of large transactions were completed in the third quarter; namely, the directories business of SEAT Pagine Gialle, Holmes Place health clubs and the spectacle manufacturer, Rodenstock. Since June 2003, SVIIT has paid a further GBP68.2 million in calls.

The majority of the portfolio continues to be valued on an earnings basis (51%). Of the 51%, 12% has been written-down on an earnings basis, bringing the total percentage of the portfolio valued on a written-down basis to 22% (December 2002: 12%). The percentage of the portfolio held at cost has increased slightly to 31%, with the remainder of the portfolio valued on a quoted (5%) or third-party (3%) basis.

Given the low level of calls and distributions, the sector, geographical and stage profile of the portfolio remains largely unchanged.

The Twenty Largest Underlying Companies represent 75% of the portfolio (141 companies in total).


Fund Transactions

As noted above, a total of GBP26.0 million in calls were paid during the six-month period, funding six new and ten follow-on investments. The Twenty Largest Underlying Companies remains broadly unchanged with two new investments, Premiere and Silverlink. As a result, two companies no longer feature in the Twenty Largest Underlying Companies: Med-Eng and Betts. Med-Eng continues to perform well and is valued at a similar level to December 2002, at GBP5.8 million. Betts has been written-down by GBP1.2 million due to a slight decline in earnings and lower comparable EBIT multiples.

Premiere is the leading Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has approximately
2.6 million subscribers serving both satellite and cable households. SVIIT's share of the investment in this company is GBP18.3 million representing 4.0% of net assets.

After a further investment was made in the company earlier this year, Silverlink, the holding company for the Amanresorts (a group of high-end luxury resorts and spas), now features in the Twenty Largest Underlying Companies. At 30 June 2003, SVIIT's share of this investment was GBP13.1 million, representing 2.8% of net assets. Since June 2003, GBP4.1 million has been repaid from the cost of this investment, reducing the value of SVIIT's holding in this company to GBP9.0 million.

Since 30 June 2003, there have been three major new investments made by funds in which SVIIT invests, all of which are likely to feature among SVIIT's Twenty Largest Underlying Companies at December 2003: the directories business of SEAT Pagine Gialle, Holmes Place and Rodenstock.

Portfolio Review continued

Through its commitment to Permira Europe II, SVIIT has invested in the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher.


At this stage, SVIIT's investment in this company is approximately GBP42 million. Following the completion of a public tender offer for the remaining ordinary share-capital of the company, which is expected to close in September, SVIIT's total commitment to this investment could rise to approximately GBP68 million (dependent on the take-up of the public tender offer). At the time of publication of the Interim Report, the take-up of this tender offer had been minimal. Therefore, it is not expected that SVIIT's share of the original cost of this investment will rise materially.

Holmes Place is one of Europe's leading premium health club operators with approximately 270,000 members across 61 clubs in the UK, Portugal, Switzerland, Spain, Germany and Austria. SVIIT's share of this investment is approximately GBP17 million.

Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany, Thailand and the Czech Republic. SVIIT's share of the investment is approximately GBP8 million.

The effective closure of the IPO markets for new issues and the fact that many trade buyers are cash constrained has meant that, in general, the current rate of realisations by private equity funds has fallen. SVIIT has not been immune to this lack of activity, with the level of distributions in the first half falling to GBP3.7 million, at a relatively low premium of 12% to December 2002 valuations. Since June 2003, SVIIT has received further distributions of GBP7.8 million, GBP3.7 million from the sale of Palini & Bertoli and GBP4.1 million from the return of cost from Silverlink. Palini & Bertoli, a carbon steel plates manufacturing company, was sold at a 162% uplift to cost and 47% uplift to its December 2002 valuation. Since inception, SVIIT has recorded an uplift on realisations to previous valuations of approximately 46%. If public markets remain favourable, we expect further distributions during the current period.

With the exception of the write-down of Memec, the overall portfolio valuation has remained relatively unchanged.

The two most significant write-ups are TFL and Euro Dental. TFL is a supplier of specialty chemicals to the leather processing industry; and Euro Dental is a mail order house for dental consumables with predominant market share in Germany and Italy. Both companies are performing well and continue to increase earnings and pay down debt.



Company                             31 December
                    30 June 2003           2002     Change in
                       Valuation      Valuation        Period
                         GBP'000        GBP'000       GBP'000
TFL                       10,112          7,146        2,966
Euro Dental                9,152          7,050        2,102



The most significant write-down during the period was Memec, a global specialist semiconductor distributor. Memec has been written down by GBP7.4 million, a result of a combination of lower comparable EBIT multiples and the negative impact of the US dollar on the company's valuation. The company itself has repaid all of its acquisition bank debt and is in a good position to capitalise on any up-turn in the semiconductor cycle.



Company               30 June 2003       31 December 2002    Change in
                         Valuation              Valuation       Period
                           GBP'000                GBP'000      GBP'000
Memec                       46,883                 54,278      (7,395)



Valuation Basis (by Value)

The largest shift in the profile of the valuation basis is the increase in the percentage of the portfolio valued below cost (either written-down to cost or on an earnings basis) to 22%. This increase is almost entirely due to Memec.

On a 'like for like' basis the weighted average discounted EBIT multiple declined from 8.1 in December 2002 to 7.3. Including new entrants to this valuation category, the weighted discounted EBIT multiple decreased to 7.4 (December 2002: 8.1). The gross weighted average EBIT multiple also decreased to
10.3 (December 2002: 11.3).

Portfolio Review continued


      Portfolio Valuation Basis(%)          Portfolio Valuation Basis (%)
            30 June 2003                        31 December 2002
Cost                           31           Cost                      28
P/E                             1           P/E                        2
EBIT                           38           EBIT                      49
W/Down- EBIT                   12           W/Down - EBIT              1
W/Down                         10           W/Down                    11
3rd Party                       3           3rd Party                  4
Quoted                          5           Quoted                     5


(Under  British  Venture  Capital   Association  (BVCA)  valuation   guidelines,
investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.)

This average number is influenced by the higher than average multiple used for the valuation of semiconductor companies. The average discounted EBIT multiple for non-semiconductor companies was 5.9. The average discount applied to companies valued on an EBIT basis remained unchanged.


The discounted weighted average P/E multiple has increased to 9.0 (December 2002: 7.7) and the average discount applied to quoted investments was 17% (December 2002: 16%).


Geographical and Sector Distribution
(by Value)

Neither the sector nor geographical weightings of the portfolio have changed significantly since December 2002.

The portfolio continues to be dominated by three main sectors; consumer (32%); medical/health (21%); and computers/other electronics (18%). Going forward, the new significant investments in SEAT Pagine Gialle, Holmes Place and Rodenstock will further increase the portfolio's weighting to the consumer and medical/health sector.

Multinational and Continental European companies continue to make up the majority of the portfolio (59%). The decline in the portfolio's weighting to North America is predominantly due to the weakness of the US dollar.


                                         Geographical Analysis
                                                  30 June 2003     31 Dec 2002
                                                   % (by Value)   % (by Value)

Multinational                                           35              37
Continental Europe                                      24              21
UK                                                      19              19
North America                                           12              14
Far East/Asia Pacific                                   10               9


Deal Type

SVIIT's portfolio continues to be biased toward Management Buy-Outs/Ins (78%), with limited exposure to early stage investing, almost entirely in life sciences. The slight increase in the portfolio's exposure to Development is due to the new investment in Premiere.


Portfolio Maturity

Whilst still low, the average age of the portfolio is maturing with 43% of investments held for more than three years, 57% being held for under three years, and 27% held for under a year.

                                Sector Analysis

                                        30 June 2003          31 Dec 2002
                                        % (by Value)          %(by Value)
Consumer                                        32                   31
Medical/Health                                  21                   21
Computer & Other Electronics                    18                   21
Chemicals                                       10                    9
Industrial Products & Services                   9                   10
Other Manufacturing                              4                    5
Other Services                                   5                    2
Construction                                     1                    1



Portfolio Review continued

Cash & Marketable Securities

At 30 June 2003,  SVIIT's gross cash balance of GBP32.5 million  (December 2002:
GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.


SVIIT's return on its holdings of Schroder Ventures and Permira funds is summarised below:


                                 6 months to 6 months to
                                     30 June 31 December
                                        2003        2002
                                        GBPm        GBPm

Opening Valuation                      484.0       422.8
Calls Payable                           26.0       122.7
Distributions Receivable                (3.7)     (104.5)

                                 ------------------------
                                       506.3       441.0
Increase/(Decrease) in
Value of Portfolio                       2.2        43.0

                                 ------------------------

Closing Portfolio                      508.5       484.0

                                 ------------------------


Fund Commitments

At 30 June 2003, SVIIT had GBP280.4 million in uncalled commitments to eight funds (December 2002: GBP293.4 million to nine funds).

Since 30 June 2003, SVIIT has committed EUR400 million (GBP278.4 million) to Permira's third pan-European buy-out fund, Permira Europe III, at the fund's first close. SVIIT is considering making a further commitment at the fund's final closing, which is expected in the coming months.

Permira Europe III's investment strategy will follow that of its predecessors, Permira Europe I and II. Permira Europe III will make leveraged and unleveraged acquisitions of European businesses or of global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal sizes will be in the range of EUR100million to EUR3 billion.

In addition, SVIIT plans to commit US$50 million (GBP30.3 million*) to The Japan Fund IV at its first closing, which is scheduled for later this year. The Japan Fund IV will predominantly invest in buy-out transactions in Japan across a range of industries.


Conclusion

SVIIT's portfolio of companies continues to perform well in difficult economic and business environments. Since June, whilst remaining fragile, markets have improved somewhat and if this trend continues it is expected that this will have a positive impact on the portfolio. SVIIT has reported a compound growth in net asset value per share of 16.0% p.a. over five years, which compares favourably to a 6.3% p.a. fall in the FTSE All-Share Index and 0.2% p.a. increase in the FTSE World Index.




                           Portfolio Maturity Graph

Investments in Companies (GBPm)

30 June 2003

                                 92     93      94     95      96     97      98     99      00     01      02      03

W/Down                           0.30   0.00    0.00   0.00    0.30   0.10    0.70   0.70    49.50  0.60    0.10    0.00
Quoted                           7.90   1.00    0.00   2.10    0.10   0.80    1.10   12.60   2.80   0.30    0.00    0.00
Earnings                         0.00   0.00    1.10   0.60    4.40   32.10   27.60  22.3    121.3  68.0    53.00   0.00
Cost                             0.00   0.00    0.00   0.00    0.00   0.10    0.00   0.30    12.90  8.50    121.10  19.90


Investments in Companies (GBPm)

31 December 2002

                                  92     93      94     95     96      97     98      99     00      01     02


W/Down                            0.20   0.00    0.00   0.00   1.60    0.90   1.90    1.40   48.4    0.60   0.00
Quoted                            8.40   1.20    0.00   1.80   0.10    0.70   1.20    10.4   1.90    0.30   0.00
Earnings                          0.00   0.20    0.90   0.60   5.70    23.0   25.7    19.1   129.4   58.7   0.00
Cost                              0.00   0.00    0.00   0.00   0.00    2.10   0.00    0.8    11.70   10.40  108.90



                                                       Uncalled Fund Commitments

                                                                   Amount Called   Amount Uncalled   SVIIT Uncalled
                                                                (Local Currency)  (Local Currency)      Commitment*
                                                                                                        GBP million

----------------------------------------------------------------
Permira Europe II                                                      EUR492.7m         EUR257.3m           179.07
----------------------------------------------------------------
The Japan Venture Fund III                                           YEN2,962.6m         YEN487.4m              2.5
----------------------------------------------------------------
Schroder Ventures Asia Pacific Fund                                     US$73.7m          US$34.9m             21.1
----------------------------------------------------------------
Schroder Ventures US Fund                                               US$42.1m          US$31.1m             18.8
----------------------------------------------------------------
Schroder Canadian Buy-Out Fund II                                        C$17.0m            C$0.9m              0.4
----------------------------------------------------------------
Schroder Canadian Buy-Out Fund III                                       C$14.0m           C$36.5m             16.3
----------------------------------------------------------------
Schroder Ventures International Life Sciences Fund II                   US$77.6m           US$4.1m              2.5
----------------------------------------------------------------
International Life Sciences Fund III                                     US$9.4m          US$65.6m             39.8
----------------------------------------------------------------

----------------------------------------------------------------
Total                                                                                                      GBP280.4
----------------------------------------------------------------

----------------------------------------------------------------
*   Based on exchange rates at 30 June 2003.

TWENTY LARGEST UNDERLYING COMPANIES
In the following pages, we show SVIIT's twenty largest investments by value as at 30 June 2003.

1.  TRAVELODGE &
    LITTLE CHEF
    (UK)                                 Travelodge & little chef
                                         Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   56,438
--------------------------------
--------------------------------
Value                  60,271
--------------------------------
--------------------------------
Date of              Dec 2002
Acquisition
--------------------------------
--------------------------------


Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is cost in fund currency; the holding represents 13.0% of net assets.





2.  MEMEC
    (UK)
                                         MEMEC Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   51,837
--------------------------------
--------------------------------
Value                  46,883
--------------------------------
--------------------------------
Date of              Oct 2000
Acquisition
--------------------------------
--------------------------------



Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is written-down on an EBITDA basis; the holding represents 10.1% of SVIIT's net assets.




                                       COGNIS Picture
3.  COGNIS
    (GERMANY)
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   33,652
--------------------------------
--------------------------------
Value                  40,730
--------------------------------
--------------------------------
Date of              Nov 2001
Acquisition
--------------------------------
--------------------------------

Cognis is a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBITDA; the holding represents 8.8% of SVIIT's net assets.




                                     FERRETTI Picture
4.  FERRETTI
    (ITALY)
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   35,381
--------------------------------
--------------------------------
Value                  39,398
--------------------------------
--------------------------------
Date of              Nov 2002
Acquisition
--------------------------------
--------------------------------


Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is cost in fund currency; the holding represents 8.5% of SVIIT's net assets.

5.  SIRONA DENTAL SYSTEMS GROUP
    (GERMANY)
                                         Sirona Dental Systems
                                         Group
                                         Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   20,266
--------------------------------
--------------------------------
Value                  26,884
--------------------------------
--------------------------------
Date of              Nov 1997
Acquisition
--------------------------------
--------------------------------

Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 5.8% of SVIIT's net assets.




6.  HOGG ROBINSON
    (UK)
                                           HOGG ROBINSON Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   24,154
--------------------------------
--------------------------------
Value                  26,582
--------------------------------
--------------------------------
Date of             June 2000
Acquisition
--------------------------------
--------------------------------


Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBITDA; the holding represents 5.7% of SVIIT's net assets.




7.  TAKKO
    (AUSTRIA)
                                         TAKKO
                                         Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   18,563
--------------------------------
--------------------------------
Value                  21,458
--------------------------------
--------------------------------
Date of            March 2000
Acquisition
--------------------------------
--------------------------------


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 4.6% of SVIIT's net assets.





8.  PREMIERE
    (GERMANY)
                                        PREMIERE
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   17,562
--------------------------------
--------------------------------
Value                  18,313
--------------------------------
--------------------------------
Date of              Feb 2003
Acquisition
--------------------------------
--------------------------------



Premiere is the leading Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is cost in fund currency; the holding represents 4.0% of SVIIT's net assets.

TWENTY LARGEST UNDERLYING COMPANIES continued



9.  AUSTRIAMICROSYSTEMS
    (AUSTRIA)
                                        AUSTRIAMICROSYSTEMS
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   36,135
--------------------------------
--------------------------------
Value                  17,150
--------------------------------
--------------------------------
Date of             June 2000
Acquisition
--------------------------------
--------------------------------



Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 3.7% of SVIIT's net assets.



10. LEICA MICROSYSTEMS
    (GERMANY)
                                       LEICA MIROSYSTEMS Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   11,803
--------------------------------
--------------------------------
Value                  13,879
--------------------------------
--------------------------------
Date of            March 1998
Acquisition
--------------------------------
--------------------------------


Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBITDA; the holding represents 3.0% of SVIIT's net assets.




11. SILVERLINK HOLDINGS
    (ASIA)
                                       SILVERLINK
                                       HOLDINGS
                                       Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   13,604
--------------------------------
--------------------------------
Value                  13,117
--------------------------------
--------------------------------
Date of              Dec 2002
Acquisition
--------------------------------
--------------------------------


Silverlink Holdings is the holding company for Amanresorts, which own and operate a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide. The valuation basis is cost in fund currency; the holding represents 2.8% of SVIIT's net assets.




12. GRAMMER
    (GERMANY)
                                        GRAMMER
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    9,250
--------------------------------
--------------------------------
Value                  10,738
--------------------------------
--------------------------------
Date of             June 2001
Acquisition
--------------------------------
--------------------------------



Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/ commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBITDA; the holding represents 2.3% of net assets.

TWENTY LARGEST UNDERLYING COMPANIES continued

13. KIEKERT
    (GERMANY)
                                        KIEKERT
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   14,545
--------------------------------
--------------------------------
Value                  10,595
--------------------------------
--------------------------------
Date of             Sept 2000
Acquisition
--------------------------------
--------------------------------

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 2.3% of SVIIT's net assets.





14. EEMS
    (ITALY)
                                         EEMS
                                         Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    1,759
--------------------------------
--------------------------------
Value                  10,215
--------------------------------
--------------------------------
Date of              May 1999
Acquisition
--------------------------------
--------------------------------



EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.




15. TFL
    (GERMANY)                             TFL
                                          Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    5,582
--------------------------------
--------------------------------
Value                  10,112
--------------------------------
--------------------------------
Date of            March 2001
Acquisition
--------------------------------
--------------------------------



TFL is a supplier of specialty chemical to the leather processing industry. TFL has positioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.



16. EURO DENTAL
    (GERMANY)
                                        EURO DENTAL
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    3,662
--------------------------------
--------------------------------
Value                   9,152
--------------------------------
--------------------------------
Date of              Jan 2000
Acquisition
--------------------------------
--------------------------------



Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is EBIT; the holding represents 2.0% of SVIIT's net assets.

TWENTY LARGEST UNDERLYING COMPANIES continued



17. AP PLASMAN
    (CANADA)
                                        AP PLASMAN
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   11,102
--------------------------------
--------------------------------
Value                   7,875
--------------------------------
--------------------------------
Date of             Sept 2000
Acquisition
--------------------------------
--------------------------------

AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is write-down; the holding represents 1.7% of SVIIT's net assets.



18. PARKWAY HOLDINGS
    (SINGAPORE)
                                        PARKWAY HOLDINGS
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                   19,700
--------------------------------
--------------------------------
Value                   7,721
--------------------------------
--------------------------------
Date of              Dec 1999
Acquisition
--------------------------------
--------------------------------



Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.7% of SVIIT's net assets.




19. MESA COMMUNICATIONS
    (USA)
                                        MESA COMMUNICATIONS
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    8,766
--------------------------------
--------------------------------
Value                   7,072
--------------------------------
--------------------------------
Date of            March 2000
Acquisition
--------------------------------
--------------------------------



Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is write-down; the holding represents 1.5% of SVIIT's net assets.



20. WASHTEC
    (GERMANY)
                                        WASHTEC
                                        Picture
--------------------------------
--------------------------------
Company (GBP000's)
--------------------------------
--------------------------------
Cost                    5,939
--------------------------------
--------------------------------
Value                   6,575
--------------------------------
--------------------------------
Date of              Feb 1998
Acquisition
--------------------------------
--------------------------------



Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.4% of SVIIT's net assets.

List of Investments (Group) at 30 June 2003

                                                           Year      Original      SVIIT's      Value of   SVIIT's Net
                                                                                   Holding       SVIIT's
                                                                               in the Fund       Holding        Assets
                                                         Formed  Life (years)            %       GBP'000             %
ASIA
Asia Pacific Trust
Formed to invest in equity and near-equity
investments in the high growth economies of the
Asia Pacific region. This trust has been in
liquidation since 1998.                                    1990            8*          6.4           574           0.1

Asia Pacific Fund II
Established to make equity or near equity
investments in buy-outs, buy-ins, development
capital businesses and turnarounds, principally
in the Asia Pacific region with an emphasis on
Australia, China, Hong Kong, India, Indonesia,
Malaysia, Singapore and Thailand.                          1994            10         14.0        11,329           2.5

Schroder Ventures Asia Pacific Fund
Established to make equity or near equity
investments in companies that have significant
exposure to the Asia Pacific region. The fund
focuses principally on management buy-outs and
buy-ins, financial acquisitions and larger
development capital opportunities.                         1999            10         29.9        25,749           5.6

Co-investments with Asia Pacific Fund II and
Schroder Ventures Asia Pacific Fund                                                                1,004           0.2

The Japan Venture Fund II
Formed to invest in Japanese businesses with
potential for capital growth.                              1990           10*         13.7         1,317           0.3

The Japan Venture Fund III
Established to invest directly or indirectly in
equity and near equity investments in a
diversified portfolio of early stage, or
development capital investments and leveraged
and management buy-outs and buy-ins principally
in Japan.                                                  1997            10         20.3        14,920           3.2


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASIA                                                                                        54,893          11.9

-----------------------------------------------------------------------------------------------------------------------

List of Investments (Group) at 30 June 2003 continued


                                                           Year      Original      SVIIT's      Value of   SVIIT's Net
                                                                                   Holding       SVIIT's
                                                                               in the Fund       Holding        Assets
                                                         Formed  Life (years)            %       GBP'000             %

CONTINENTAL EUROPE
Permira Europe I
The first $1 billion fund raised for equity
investment in Europe focusing on large and
medium-sized leveraged buy-out opportunities.              1997            10         22.1        76,082          16.5

Permira Europe II
Formed as the successor to Permira Europe I, the
fund focuses on European buy-outs and buy-ins,
in addition to growth capital investments.                 2000            10         22.7       273,584          59.2

Permira France I
The fund's policy is to invest in leveraged
buy-outs and development capital businesses
primarily in France. The fund was put into
liquidation in December 1999.                              1989           10*         39.8           202             -

Permira France II
The main focus is on buy-outs of private
companies and consideration is also given to
investment in turnarounds and special situations.          1995           n/a         27.9            26             -

Permira France Venture I
Formed with a policy of investing in development
capital opportunities, principally in France.              1992           10*         19.0           118             -

Permira German Buy-Outs
Established to invest in buy-outs of companies
in Germany and some of its neighbouring
countries.                                                 1986           10*         29.7         6,338           1.4

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of
buy-outs, buy-ins, development capital
businesses and turnarounds, principally in
Germany, Austria and Switzerland.                          1992           10*         19.4         1,777           0.4

Permira Italy II
Established to make equity and near-equity
investments in buy-outs and buy-ins, including
development capital businesses, principally in
Italy.                                                     1993            10         21.0         1,972           0.4

The Spanish Venture Fund
Established with a policy of investing in
leveraged buy-outs and development capital
businesses in Spain.                                       1990           10*         23.2         1,189           0.2

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
TOTAL CONTINENTAL EUROPE                                                                         361,288          78.1

-----------------------------------------------------------------------------------------------------------------------

                                          15

List of Investments (Group) at 30 June 2003 continued

                                                           Year      Original      SVIIT's      Value of   SVIIT's Net
                                                                                   Holding       SVIIT's
                                                                               in the Fund       Holding        Assets
                                                         Formed  Life (years)            %       GBP'000             %

UNITED KINGDOM
Permira UK III
Established as Permira's third buy-out fund in
the United Kingdom to invest in equity and
near-equity investments in buy-outs, buy-ins,
development capital businesses and turnarounds.            1993            10         18.8         9,054           2.0

Permira UK Venture III
Established to invest in a diversified portfolio
of venture or development capital businesses and
buy-outs principally in the United Kingdom.                1990           10*          8.7           275             -

Permira UK Venture IV
Established to follow the policies of the fully
invested Permira UK Venture III.                           1995            10          4.2         1,825           0.4

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
TOTAL UNITED KINGDOM                                                                              11,154           2.4

-----------------------------------------------------------------------------------------------------------------------

List of Investments (Group) at 30 June 2003 continued

                                                           Year      Original      SVIIT's      Value of   SVIIT's Net
                                                                                   Holding       SVIIT's
                                                                               in the Fund       Holding        Assets
                                                         Formed  Life (years)            %       GBP'000             %

NORTH AMERICA
Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and
development capital opportunities, principally
in Canada.                                                 1994            10         22.6         8,451           1.8

Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs,
buy-ins, leveraged build-ups and development
capital opportunities in Canada                            2000            10         26.6         2,827           0.6

Co-investments with Schroder Canadian Buy-Out
Funds II and III                                                                                  11,514           2.5

Schroder Ventures International Life Sciences
Fund Established to invest in life sciences
companies principally in the United States, the
United Kingdom and Continental Europe.                     1993            10          6.8         1,650           0.4

Schroder Ventures International Life Sciences
Fund II
Established as a successor to Schroder Ventures
International Life Sciences Fund, to invest in a
diversified portfolio of life sciences companies
principally in the United States and Europe. The
majority of these investments will be in early
stage opportunities.                                       1999            10         29.2        35,488           7.7

International Life Sciences Fund III
The successor to Schroder Ventures International
Life Sciences Fund II, established to invest in
a diversified portfolio of life sciences
companies principally in the United States and
Europe. The majority of these investments will
be in early stage opportunities.                           2002            10         29.5         3,851           0.8

Schroder Ventures US Fund
Established to invest in larger development
capital and mid-size buy-outs in the US, with a
particular focus on media, telecommunications
and technology sectors                                     1999            10         29.9        17,393           3.8


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
TOTAL NORTH AMERICA                                                                               81,174          17.6

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total funds and co-investments                                                                   508,509         110.0
Money market instruments                                                                          26,811           5.8
UK listed equities                                                                                   497           0.1

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                                       535,817         115.9
Other assets less total liabilities                                                             (73,410)        (15.9)

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                 462,407         100.0

-----------------------------------------------------------------------------------------------------------------------
*                  The lives of these funds have been extended.
-----------------------------------------------------------------------------------------------------------------------

                                      17

Independent Review Report
To Schroder Ventures International Investment Trust plc




Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2003 which comprises the Consolidated Statement of Total Return, Company Statement of Total Return, Consolidated Balance Sheet, Consolidated Cash Flow Statement, and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.


Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.





Ernst & Young LLP
London
22 September 2003



Notes

The maintenance and integrity of the Schroder Ventures International Investment Trust plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the web site.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.


Consolidated Statement of Total Return
(incorporating the Revenue Account)
                                            For the six months        For the six months     For the six months ended
                                            ended 30 June 2003        ended 30 June 2002              31 December 2002
                                          Revenue  Capital   Total  Revenue Capital    Total  Revenue Capital    Total
                                          GBP'000  GBP'000 GBP'000  GBP'000 GBP'000  GBP'000  GBP'000 GBP'000  GBP'000

Realised gains on investments                   -       88      88        -   6,837    6,837        -  57,997   57,997
Unrealised gains/(losses) on investments        -    1,780   1,780        -  12,554   12,554        - (15,420)(15,420)

Gains on investments                            -    1,868   1,868        -  19,391   19,391        -  42,577   42,577
Exchange losses on current
assets/liabilities                              -     (45)    (45)        -       -        -        -   (901)    (901)
Exchange gains/(losses) on currency
balances                                      208    (288)    (80)     (23)     136      113     (17)     591      574
Income (note 1)                             2,610        -   2,610    2,993       -    2,993    3,385       -    3,385
Administrative expenses (note 2)          (3,669)        - (3,669)  (3,502)       -  (3,502)  (4,065)       -  (4,065)

Net (deficit)/return before finance
costs and taxation                          (851)    1,535     684    (532)  19,527   18,995    (697)  42,267   41,570

Interest payable and similar charges      (2,071)        - (2,071)  (1,216)       -  (1,216)  (1,523)       -  (1,523)

Net (deficit)/return on ordinary
activities before taxation                (2,922)    1,535 (1,387)  (1,748)  19,527   17,779  (2,220)  42,267   40,047

Tax on ordinary activities                    128        -     128       17       -       17       36       -       36

(Deficit)/return on ordinary activities
after tax                                 (2,794)    1,535 (1,259)  (1,731)  19,527   17,796  (2,184)  42,267   40,083

Minority interest - equity                      -     (16)    (16)      (1)     (4)      (5)      (1)      23       22

(Deficit)/return on ordinary activities
after tax and minority interest
attributable to equity shareholders       (2,794)    1,519 (1,275)  (1,732)  19,523   17,791  (2,185)  42,290   40,105

Dividends                                       -        -       -        -       -        -        -       -        -

(Deficit)/return on ordinary activities
transferred (from)/to reserves            (2,794)    1,519 (1,275)  (1,732)  19,523   17,791  (2,185)  42,290   40,105

(Deficit)/return per ordinary share
(note 3)                                  (2.73)p    1.48p (1.25)p  (1.69)p  19.09p   17.40p  (2.14)p  41.35p   39.21p

(Deficit)/return per ordinary share -
diluted (note 3)                              n/a                       n/a                       n/a

The notes on pages 23 and 24 form an integral part of these accounts.


Company Statement of Total Return
(incorporating the Revenue Account)
                                         For the six months         For the six months      For the six months ended
                                         ended 30 June 2003         ended 30 June 2002          31 December 2002
                                       Revenue Capital     Total  Revenue  Capital   Total  Revenue   Capital    Total
                                       GBP'000 GBP'000   GBP'000  GBP'000  GBP'000 GBP'000  GBP'000   GBP'000  GBP'000

Realised (losses)/gains on
investments                                  -   (181)     (181)        -    6,790   6,790        -    57,969   57,969
Unrealised gains/(losses) on
investments                                  -   2,030     2,030        -   12,858  12,858        -  (15,300) (15,300)

Gains on investments                         -   1,849     1,849        -   19,648  19,648        -    42,669   42,669
Exchange losses on current
assets/liabilities                           -    (45)      (45)        -        -       -        -     (901)    (901)
Exchange (losses)/gains on currency
balances                                     -   (278)     (278)        -     (23)    (23)        -       629      629
Income (note 1)                            724       -       724      416        -     416      521         -      521
Administrative expenses (note 2)         (448)       -     (448)    (417)        -   (417)    (755)         -    (755)

Net return/(deficit) before finance
costs and taxation                         276   1,526     1,802      (1)   19,625  19,624    (234)    42,397   42,163

Interest payable and similar charges   (2,071)       -   (2,071)  (1,216)        - (1,216)  (1,522)         -  (1,522)

Net (deficit)/return on ordinary
activities before taxation             (1,795)   1,526     (269)  (1,217)   19,625  18,408  (1,756)    42,397   40,641

Tax on ordinary activities                 130       -       130      (1)        -     (1)      (1)         -      (1)

(Deficit)/return on ordinary
activities after tax                   (1,665)   1,526     (139)  (1,218)   19,625  18,407  (1,757)    42,397   40,640

Dividends                                    -       -         -        -        -       -        -         -        -

(Deficit)/return on ordinary
activities transferred (from)/to
reserves                               (1,665)   1,526     (139)  (1,218)   19,625  18,407  (1,757)    42,397   40,640

(Deficit)/return per ordinary share
(note 3)                               (1.63)p   1.49p   (0.14)p  (1.19)p   19.19p  18.00p  (1.72)p    41.46p   39.74p

(Deficit)/return per ordinary share
- diluted (note 3)                         n/a                        n/a                       n/a

The notes on pages 23 and 24 form an integral part of these accounts.


Balance Sheets
                                              As at                       As at                      As at
                                           30 June 2003               30 June 2002              31 December 2002
                                            Group       Company         Group      Company         Group       Company
                                          GBP'000       GBP'000       GBP'000      GBP'000       GBP'000       GBP'000

TANGIBLE FIXED ASSETS                         236             -           296            -           282             -

                                              236             -           296            -           282             -

FIXED ASSET INVESTMENTS
Funds and co-investments                  508,509       482,718       422,823      401,348       483,959       459,043
Listed UK equities                            497           497             -            -             -             -
Money market instruments                   26,811        26,811        31,000       31,000        13,911        13,911
Investment in subsidiaries                      -        30,620             -       29,560             -        28,920

                                          535,817       540,646       453,823      461,908       497,870       501,874

CURRENT ASSETS
Debtors                                     4,280         3,292         3,548        1,799         4,490         1,364
Cash at bank                                5.700         1,501         9,303          798         4,887         1,031

                                            9,980         4,793        12,851        2,597         9,377         2,395
CURRENT LIABILITIES
Creditors: amounts falling due
within one year                             4,758         2,829         4,357        1,742         4,783           817

NET CURRENT ASSETS                          5,222         1,964         8,494          855         4,594         1,578

TOTAL ASSETS LESS CURRENT
LIABILITIES                               541,275       542,610       462,613      462,763       502,746       503,452
Creditors: amounts falling due
after more than one year (note 5)          78,499        78,008        39,152       39,152        39,201        39,201
Minority interest - non-equity                100             -           100            -           100             -
Minority interest - equity                    269             -           274            -           253             -

NET ASSETS                                462,407       464,602       423,087      423,611       463,192       464,251

CAPITAL AND RESERVES
Called up share capital                   102,391       102,391       102,266      102,266       102,266       102,266
Share premium account                       7,818         7,818         7,453        7,453         7,453         7,453
Capital redemption reserve                  3,204         3,204         3,204        3,204         3,204         3,204
Share purchase reserve                     92,054        92,054        92,054       92,054        92,054        92,054
Capital reserve                           260,514       260,606       216,705      216,683       258,995       259,080
Revenue reserve                           (3,574)       (1,471)         1,405        1,951         (780)           194

EQUITY SHAREHOLDERS' FUNDS                462,407       464,602       423,087      423,611       463,192       464,251

Net asset value per ordinary share
- undiluted (note 6)                       451.6p        453.8p        413.7p       414.2p        452.9p        454.0p

- diluted (note 6)                         444.2p        446.1p        412.3p       412.8p        445.8p        446.7p

The notes on pages 23 and 24 form an integral part of these accounts.


Consolidated Cash Flow Statement
                                                                                                           For the six
                                                                               For the six   For the six  months ended
                                                                              months ended  months ended   31 December
                                                                              30 June 2003  30 June 2002          2002
                                                                                   GBP'000       GBP'000       GBP'000
OPERATING ACTIVITIES
Income received from investments                                                       493           385           440
Interest received                                                                      135           227           228
Investment advisory fee income received                                              2,605         1,579         1,857
Administrative expenses paid                                                       (5,094)       (3,787)       (2,433)

Net cash (outflow)/inflow from operating activities                                (1,861)       (1,596)            92

RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                            -             -       (1,801)
Loan facility finance costs                                                        (1,221)         (352)         (634)

Net cash outflow from investments and servicing of finance                         (1,221)         (352)       (2,435)

TAXATION
UK tax recovered/(paid)                                                                 60             5          (24)
Overseas tax recovered/(paid)                                                            2             -             -

Total tax recovered/(paid)                                                              62             5          (24)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                                              (44,711)     (214,980)     (127,797)
Purchase of tangible fixed assets                                                      (5)             -          (34)
Purchase of UK listed equities                                                       (395)             -             -
Sale of money market instruments                                                    31,342       208,836       144,494
Calls paid and secondary units purchased                                          (26,029)      (23,777)     (122,677)
Capital distributions received                                                       3,714        33,192       104,510

Net cash (outflow)/inflow from capital expenditure and financial investment       (36,084)         3,271       (1,504)

EQUITY DIVIDENDS PAID
Dividends                                                                                -             -             -

Total dividends paid                                                                     -             -             -

FINANCING
Drawdown from loan facility                                                              -             -        25,110
Repayment of loan facility                                                               -             -      (26,011)
Proceeds from convertible bond issue                                                40,000             -             -
Issue costs of convertible bonds                                                       (3)          (96)         (218)

Net cash inflow/(outflow) from financing                                            39,997          (96)       (1,119)

Net cash inflow/(outflow)                                                              893         1,232       (4,990)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase/(decrease) in cash during the period                                          893         1,232       (4,990)
Exchange (loss)/gain on currency balances                                             (80)           113           574
Net (increase)/decrease in convertible bonds                                      (38,807)           191          (49)

Change in net debt                                                                (37,994)         1,536       (4,465)
Net debt at the beginning of the period                                           (34,314)      (31,385)      (29,849)

Net debt at the end of the period                                                 (72,308)      (29,849)      (34,314)


The notes on pages 23 and 24 form an integral part of these accounts.

Notes to the Accounts


1      Income
                                                               For the six          For the six          For the six
                                                               months ended        months ended         months ended
                                                               30 June 2003        30 June 2002       31 December 2002
                                                             Group   Company      Group   Company      Group   Company

       Income from money market instruments                    284       284        373       373        267       267
       Income from funds and co-investments                    379       379          6         6        153       153
       Income from investment advisory services              1,714         -      2,454         -      2,716         -
       Interest receivable and other income                    233        61        160        37        249       101

                                                             2,610       724      2,993       416      3,385       521


2      Administrative expenses
                                                               For the six          For the six          For the six
                                                               months ended        months ended         months ended
                                                               30 June 2003        30 June 2002       31 December 2002
                                                             Group   Company      Group   Company      Group   Company

       Fees payable to Schroder Investment
       Management Limited                                      160       160        152       152        192       192
       Directors' remuneration                                 773        95      1,016        92        885        95
       Staff costs                                           1,849         -      1,468         -      1,746         -
       Depreciation                                             49         -         21         -         45         -
       General expenses                                        804       180        789       141      1,146       428
       Auditors' remuneration                                   34        13         56        32         51        40

                                                             3,669       448      3,502       417      4,065       755

3
          The basic revenue return per ordinary share is based on the net deficit on ordinary activities after interest payable, taxation and minority interest of GBP2,794,000 (six months ended 30 June 2002: deficit of GBP1,732,000; six months ended 31 December 2002: deficit of GBP2,185,000) and on 102,384,781 (six months ended 30 June 2002:
          102,265,699;  six months ended 31 December 2002: 102,265,699) ordinary shares, being the weighted average number of ordinary shares in issue during the period.

          The capital return per ordinary share is based on the net return for the period of GBP1,519,000 (six months ended 30 June 2002:
          GBP19,523,000; six months ended 31 December 2002: GBP42,290,000) and on 102,384,781 (six months ended 30 June 2002: 102,265,699; six months ended 31 December 2002: 102,265,699) ordinary shares, being the weighted average number of ordinary shares in issue during the period.

          The diluted revenue returns per ordinary share for the six months ended 30 June 2003 have been calculated in accordance with FRS 14 under which the 2011 and 2013 4.5% convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved, less taxation, divided by the increased weighted average number of shares, are less than (or greater than in respect of deficits) the basic revenue returns per ordinary share.

          These calculations assume that conversion of dilutive potential ordinary shares takes place on 1 January 2003, at an exercise price of 399p, in respect of the 2011 4.5% convertible bonds. Based on an average fair value for the Company's shares of 416.2p for the period 1 January to 30 June 2003, there are 409,446 potential dilutive shares in respect of the 2011 4.5% convertible bonds. The 2013 4.5% convertible bonds have an exercise price of 480p and therefore there are no potential dilutive shares in respect of these bonds.

          The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue. On this basis, the weighted average number of options exerciseable during the six months would have been 382,760.

          There was no dilution in respect of the periods ended 30 June 2003, 30 June 2002 or 31 December 2002, respectively.

4
          The Company has a EUR285m loan facility with the Royal Bank of Scotland plc, replacing the prior EUR225m facility. No drawdowns were made under either facility for the six months ended 30 June 2003. However in July 2003, drawdowns amounting to EUR55.5m were made under the facility.

5
          Creditors due after more than one year, on a consolidated basis, are detailed below. The 2011 convertible bonds convert into ordinary shares at 399p. The 2013 convertible bonds, issued in May 2003 at par, have a 4.5% coupon paid semi-annually in May and November, mature on 21 May 2013 and are convertible into ordinary shares at 480p. On 9 January 2003, the Company issued 125,313 ordinary shares on conversion of GBP500,000 nominal of the 2011 convertible bonds. Subsequent to the balance sheet date, the Company issued a further GBP9,000,000 nominal of the 2013 convertible bonds for a total consideration, including interest, of GBP9,870,500. These bonds will be consolidated and form a single series with the 2013 convertible bonds issued in May 2003.

                                                                              As at             As at            As at
                                                                       30 June 2003      30 June 2002 31 December 2002
                                                                            GBP'000           GBP'000          GBP'000

       4.5% Subordinated Convertible Bonds 2011                              39,500            40,000           40,000
       4.5% Subordinated Convertible Bonds 2013                              40,000                 -                -
       Unamortised issue costs                                              (1,492)             (848)            (799)
       Deferred staff compensation                                              491                 -                -

       Long-term liabilities                                                 78,499            39,152           39,201


In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

6

          Calculation of the net asset value per share is based on 102,391,012 ordinary shares in issue as at 30 June 2003 (30 June and 31 December 2002: 102,265,699), Group net assets of GBP462,407,000 (30 June 2002:
          GBP423,087,000;  31 December  2002:  GBP463,192,000),  and Company net
          assets of GBP464,602,000  (30 June 2002:  GBP423,611,000;  31 December
          2002: GBP464,251,000).

          The Group and Company diluted net asset values per share assume the GBP39,500,000 2011 convertible bonds are converted at 30 June 2003 at an exercise price of 399p into 9,899,749 new shares (30 June 2002:
          GBP40,000,000 converted at 410p into 9,756,097 new shares; 31 December 2002: GBP40,000,000 converted at 399p into 10,025,062 new shares). The GBP40,000,000 2013 convertible bonds, issued in May 2003, are not dilutive as their conversion price of 480p exceeds the undiluted net asset value at 30 June 2003.

          The Group and Company diluted net asset values also assume that share options with a strike price lower than the undiluted net asset value are exercised at 30 June 2003 into an additional 5,451,530 ordinary shares (30 June and 31 December 2002: 4,253,363 ordinary shares), for consideration of GBP21,096,398 (30 June and 31 December 2002:
          GBP16,371,930).

          Therefore the calculation of the diluted net asset values per share are based on Group net assets of GBP523,003,000 (30 June 2002:
          GBP479,459,000; 31 December 2002: GBP519,564,000),  Company net assets of  GBP525,198,000  (30 June 2002:  GBP479,983,000;  31 December 2002:
          GBP520,623,000)  and on  117,742,291  ordinary  shares  (30 June 2002:
          116,275,159; 31 December 2002: 116,544,124).

7
          The half yearly figures are non-statutory accounts and are unaudited. The abridged balance sheet, revenue statement and abridged cash flow statement for the six months ended 31 December 2002 are extracts from the latest published accounts. A copy of the published accounts for that year has been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The half yearly figures have been prepared using the same accounting policies as those adopted in preparing the latest published accounts.

Notes to the Accounts continued


Company Summary


THE COMPANY

Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira.

To complement this investment objective and address the growing recognition of private equity in investment portfolios, the Company acquired Schroder Ventures (London) Limited (SVLL) and its subsidiary Schroder Ventures North America Inc.
(SVNA). The acquisition of SVLL and SVNA has provided the Company with a team dedicated to the structure and marketing of third party products for investment in private and public equity as well as continuing to advise the Board on its management of the affairs of the Company.

The use of a benchmark is regularly reviewed by the Board. As a result of the particular geographical and sectoral diversification of the Company's Venture Fund portfolio and the nature of the investments made by the Venture Funds, there is currently no independent benchmark which the Directors consider appropriate for the Company.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to continue to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue is the year ended 30 June 2001 and the Company has subsequently directed its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.


Information for Shareholders

The Company's shares are listed on the London Stock Exchange. The stock exchange code for the shares is SVI. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A  factsheet  containing   information  including  the  diversification  of  the
portfolio and the Company's ten largest investments is published quarterly, and is available on request from the Secretary.


web site

The Company's dedicated Web Site may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Interim Report, and a Newssheet which incorporates information on recent transactions and a comprehensive analysis of the Company's Portfolio. The Newssheet is distributed to the shareholders of the Company. The site also contains links to Schroder Ventures, Permira and Schroders sites.


Capital Gains Tax Information

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.


Schroder Investment Trust Dealing Service

The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

*   a regular investment option from a minimum of GBP50 per month

*   a lump sum investment option from a minimum of GBP1,000

*   daily dealing

*   competitive charges

*   the option to reinvest income.

Other investment trusts which are available through this service are Schroder AsiaPacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder UK Growth Fund plc, Schroder UK Mid and Small Cap Fund plc, Schroder Split Investment Fund plc and Schroder Split ZDP plc, and International Biotechnology Trust plc.

If you would like further information about the Schroder Investment Trust Dealing Service please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.


Individual Savings Account - Schroder maxi isa plan

The Schroder ISA offers investors:

* lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year.

*   a regular investment option from a minimum of GBP50 per month

*   competitive charges

*   the option to reinvest income

*   the option to include other trusts.

If you would like further information about the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.




Registrar Services

Communications with shareholders are mailed to the address held on the register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.


Directors and Advisers

Directors                                    Advisers
John McLachlan (Chairman)                    Bankers
                                             The Royal Bank of Scotland plc
Nicholas Ferguson (Chief Executive)          Corporate Banking Office
                                             5-10 Great Tower Street
John Govett                                  London EC3P 3HX

Anthony Habgood

Edgar Koning                                 Registrars
                                             Lloyds TSB Registrars Scotland
Denis Raeburn                                PO Box 28448
                                             Finance House
Andrew Sykes                                 Orchard Brae
                                             Edinburgh EH4 1WQ
Andrew Williams


                                             Solicitors
                                             Slaughter and May
                                             One Bunhill Row
                                             London EC1Y 8YY


                                             Auditors
                                             Ernst & Young LLP
Head Office                                  Rolls House
Burleigh House                               7 Rolls Buildings
357 Strand                                   Fetter Lane
London WC2R 0HS                              London EC4A 1NH
Telephone 020 7010 8900

                                             Brokers
Secretary and Registered Office              UBS Investment Bank
Schroder Investment Management Limited       1 Finsbury Avenue
31 Gresham Street                            London EC2M 2PA
London EC2V 7QA
Telephone 020 7658 3206


                                                   8 October 2003

                         Interim Report to 30 June 2003
               and Circular to Shareholders dated 7 October 2003


Schroder Ventures International Investment Trust plc has today submitted its Interim Report to 30 June 2003 and a Circular to shareholders dated 7 October 2003 to the UK Listing Authority. The Report and Circular will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000


Enquiries:

John Spedding
Schroder Investment Management Limited          Tel: 020 7658 3206

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own financial advice immediately from your stockbroker, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Shares, please send this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the transfer or sale was effected for transmission to the purchaser or transferee.

Application will be made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such admission to listing will become effective, and trading of the New Shares will commence, on 3 November 2003.




           Schroder Ventures International Investment Trust plc


      (Incorporated and registered in England with limited liability under registration number 3066856)


                  Authority for issue of new securities


                 Notice of Extraordinary General Meeting


_______________________________________________________________________________

UBS, which is authorised in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no one else in connection with the Resolutions and will not be responsible to anyone other than the Company for providing the protections afforded to customers of UBS nor for providing advice in connection with the Resolutions or the contents of this document or any other matter referred to herein.

JPMorgan, which is authorised in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no one else in connection with the JPMorgan Placing and will not be responsible to anyone other than the Company for providing the protections afforded to customers of JPMorgan nor for providing advice in connection with the JPMorgan Placing or the contents of this document or any other matter referred to herein.

Notice of an Extraordinary General Meeting of the Company to approve the Resolutions is set out at the end of this document. The meeting will be held at
10.00 a.m. on 31 October 2003 at 10 Aldermanbury, London EC2V 7RF. The enclosed form of proxy for use at the Extraordinary General Meeting should be completed in accordance with the instructions set out thereon and be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6ZR as soon as possible, but in any event, in order to be valid, not later than 10.00 a.m. on 29 October 2003.

                                 CONTENTS
                                                                                                           Page
Definitions                                                                                                   4


Part I        Letter from the Chairman of Schroder Ventures International Investment Trust plc                5
Part II       Explanatory Notes and Additional Information                                                    7
Notice of Extraordinary General Meeting                                                                       9


                            EXPECTED TIMETABLE

Latest time and date for receipt of forms of proxy 10.00 a.m. on 29 October 2003
Extraordinary General Meeting                      10.00 a.m. on 31 October 2003





This document has been issued by SVIIT and is the sole responsibility of SVIIT. This document is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This document also does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Shares in any jurisdiction in which such offer or solicitation is unlawful.

This document may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised. In particular, the securities being offered have not been registered under the United States Securities Act of 1933 (as amended) and may not, except in a transaction which does not violate U.S. securities laws, be directly or indirectly offered or sold in the United States or to any United States Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended). The Company will not be registered under the United States Investment Company Act of 1940.

This document contains forward-looking statements, relating to planned transactions and offerings of securities, within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The matters discussed in these forward-looking statements are subject to various consents, conditions, agreements and contingencies, and may or may not occur as described. In particular, the offerings of securities by P123 and SVIIT are subject to various risks outside the relevant company's control, such as changes in the securities markets and changes in general economic conditions, and are subject to various conditions and contingencies, including agreements with third parties and the success of fundraising activities.

The distribution of this document and the JPMorgan Placing and the Schroders Placing and/or issue of New Shares in certain jurisdictions may be restricted by law. No action has been taken by SVIIT, JPMorgan or Schroders that would permit an offer of New Shares or possession or distribution of this document or any other offering or publicity material relating to New Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.

                        DIRECTORS, SECRETARY AND ADVISERS

Directors                          John James McLachlan, Chairman
                                   Nicholas Eustace Haddon Ferguson, Chief Executive
                                   Clement John Govett LVO
                                   Anthony John Habgood
                                   Edgar Willem Koning
                                   Denis Raeburn
                                   Andrew Francis Sykes
                                   Andrew Christopher Williams

                                   all of 31 Gresham Street, London EC2V 7QA and all of whom, other than
                                   Nicholas Ferguson and Andrew Williams, are non-executive directors of SVIIT

Registered office                  31 Gresham Street
                                   London EC2V 7QA

Principal place of business        Burleigh House
                                   357 Strand
                                   London WC2R 0HS

Secretary                          Schroder Investment Management Limited
                                   31 Gresham Street
                                   London EC2V 7QA

Broker and independent adviser to  UBS Limited
SVIIT                              1 Finsbury Avenue
                                   London EC2M 2PP

Auditors                           Ernst & Young LLP
                                   Rolls House
                                   7 Rolls Buildings
                                   Fetter Lane
                                   London EC4A 1NH

Solicitors to SVIIT                Slaughter and May
                                   One Bunhill Row
                                   London EC1Y 8YY

Registrars                         Lloyds TSB Registrars Scotland
                                   PO Box 28448
                                   Finance House
                                   Orchard Brae
                                   Edinburgh
                                   EH4 1WQ

Bankers                            The Royal Bank of Scotland plc
                                   Corporate Banking Office
                                   5-10 Great Tower Street
                                   London EC3P 3HT

                                   The Governor and Company of the Bank of Scotland
                                   11 Earl Grey Street
                                   Edinburgh
                                   EH3 9BN


                                   Definitions
"CREST"                            The   relevant   system  (as  defined  in  the   Uncertificated   Securities
                                   Regulations)  in  respect  of which  CRESTCo  Limited  is the  Operator  (as defined in the  Uncertificated  Securities  Regulations),  being a paperless settlement  system enabling  securities to be evidenced  otherwise than by a certificate and transferred otherwise than by way of a written instrument

"Directors" or "Board"             The directors of the Company or a duly authorised committee thereof

"EGM"                              The  Extraordinary  General  Meeting of the Company to be held at 10.00 a.m.
                                   on 31 October 2003 or any adjournment thereof

"equity securities"                As defined in Section 94 of the Companies Act 1985

"JPMorgan"                         J.P. Morgan Securities Ltd.

"JPMorgan Placing"                 The  underwritten  placing by JPMorgan of New Shares as  described in Part I of this document

"New Shares"                       New Shares in the Company to be issued under the proposed Placings

"Official List"                    The Official List of the UK Listing Authority

"P123"                             The fund of Permira  pan-European  buy-out funds currently being marketed by
                                   SVIIT

"Placing" or "Placings"            Either or both  (respectively)  of the  JPMorgan  Placing and the  Schroders
                                   Placing

"relevant securities"              As defined in Section 80 of the Companies Act 1985

"Resolutions"                      The  resolutions  set  out in the  notice  of EGM set out at the end of this document

"Schroder Clients"                 Schroders plc (in respect of its non  beneficial  holdings of Shares that it manages on a discretionary basis for its clients)

"Schroders Placing"                The  underwritten  placing by Schroders of New Shares as described in Part I of this document

"Schroders"                        Schroders  plc (in  respect of its  holdings of Shares that it holds for its own benefit)

"Shareholders"                     Holders of Shares

"Shares"                           Ordinary shares of GBP1 each in the capital of the Company

"SVIIT" or "Company"               Schroder Ventures International Investment Trust plc

"UBS"                              UBS Limited

"UK Listing Authority"             The  Financial  Services  Authority  acting in its capacity as the competent authority for the purposes of Part VI of the Financial  Services and Markets
                                   Act 2000

"Uncertificated Securities         The Uncertificated Securities Regulations 2001
Regulations"

                                         Part I

                               Letter from the Chairman of
                    Schroder Ventures International Investment Trust plc

                                                                 7 October 2003



Dear Shareholder,

Further to the publication of its interim report for the six months ended on 30 June 2003, SVIIT has announced today that it has increased its direct commitment to Permira Europe III by EUR25 million at the fund's final closing at EUR5 billion, bringing its total direct commitment to this fund to EUR425 million.


P123

Separately, P123, the fund of Permira pan-European buy-out funds currently being marketed by SVIIT, has made a commitment of EUR450 million to Permira Europe III at its final closing.

To date, P123 has received applications and commitments from external investors of EUR103 million. Consequently, SVIIT will transfer EUR62.8 million of assets in Permira Europe I and II to P123, at 30 June 2003 valuations, in return for an approximate 38 per cent. holding. The Board of SVIIT is not aware of any material changes in the value of its interests in Permira Europe I and Permira Europe II since 30 June 2003.

The reaction from P123's target investor base has been very positive. However, the success of Permira's fundraising has meant that Permira Europe III has closed earlier than anticipated. This has resulted in many potential P123 investors being unable to make the commitment deadline. Given the potential material positive impact of P123 on SVIIT's net asset value in the future, the Board wishes to hold P123 open for these investors.

P123 will have a final closing, targeting a further EUR102 million of commitments from external investors, prior to 31 December 2003. At this final closing, SVIIT will transfer up to EUR65.9 million of its assets in Permira Europe I and II on a pro-rata basis in order to maintain an approximate 38 per cent. holding in P123.

Until such time as P123 has a final close, any capital calls on P123's subscription to Permira Europe III will be funded 49 per cent. by the existing commitments from external investors in P123 and 51 per cent. by a bridging facility from SVIIT. This bridging facility commitment by SVIIT will fall away at P123's final closing.

Current indications of interest from external investors indicate that P123 will be fully funded. Should P123 secure less than its target, SVIIT will assume any net balance of P123's commitment to Permira Europe III.


Capital Raising

In line with the Board's strategy with regards to SVIIT's uncalled commitments and levels of gearing, SVIIT has entered into a placing agreement, with JPMorgan, whereby they have agreed to procure subscribers and act as sole bookrunner for an underwritten placing. Following a book building process, the JPMorgan Placing has been confirmed as a conditional placing of 10,239,100 New Shares (or 9.99 per cent. of SVIIT's current issued share capital) at a price of GBP4.68 per New Share, raising gross proceeds of GBP47,918,988. The Placing remains conditional on approval of the Resolutions (see below).

SVIIT has also entered into an underwriting agreement with Schroders whereby they have agreed to procure subscribers for an underwritten placing for a further GBP10 million of Shares of SVIIT, if required by SVIIT, after the final closing of P123.

Therefore, your Board is seeking authority from Shareholders at the EGM for an increase in SVIIT's authorised share capital and the issue of up to 12.5 per cent. of its current issued share capital in the form of equity or equity-linked securities, on a non-pre-emptive basis. The proceeds of the capital raising will be used to continue the Board's strategy of investing in buy-out and development capital funds managed or advised by Permira and Schroder Ventures and for general corporate purposes.

In order to ensure that any new issue of equity securities is asset enhancing to existing Shareholders, any equity securities allotted under these authorities will be allotted at an effective premium to the estimated fully diluted net asset value per Share at the date of pricing of the issue of the relevant equity securities. The JPMorgan Placing is at a premium of 5.36 per cent. to the estimated fully diluted net asset value per Share.

Shareholders representing 46.8 per cent. of the issued share capital of SVIIT (including Aegon Investment Management B.V. (on behalf of its clients) and Schroder Clients) have participated approximately pro rata to their existing shareholdings in the JPMorgan Placing.

Further details of the Placings are available from the Company.


EGM

The EGM will be held at 10.00 a.m. on Friday 31 October 2003 at 10 Aldermanbury, London EC2V 7RF.

A notice of the EGM is set out at the end of this document.


Action to be Taken

Shareholders will find enclosed a form of proxy for the EGM. Whether you propose to attend the EGM or not, please complete the form of proxy and return it to Lloyds TSB Registrars, The Causeway, Worthing BN99 6ZR as soon as possible and, in any event, so as to be received by no later than 10.00 a.m. on 29 October 2003. Completing and returning a form of proxy will not preclude you from attending and voting in person at the EGM should you wish to do so.


Shareholders' Intentions

Three of SVIIT's largest Shareholders (including Aegon Investment Management B.V. and Schroders), who together represent 36.7 per cent. of the issued share capital of SVIIT, have indicated their intention to vote in favour of the Resolutions being proposed at the EGM.


Recommendation

The Board has received financial advice from UBS. In providing advice to the Board, UBS has relied upon the Board's commercial assessment of the proposed Placings. The Board considers the terms of the Resolutions and the proposed Placings to be in the best interests of SVIIT and its Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings amounting to 413,096 Shares, representing 0.4 per cent. of the issued share capital of SVIIT.

Yours faithfully,



John J. McLachlan
Chairman

                                       Part II


                     Explanatory Notes and Additional Information

1.    Explanatory Notes

The following notes give an explanation of the proposed Resolutions.

Resolutions 1 and 2 are being proposed as ordinary resolutions and Resolution 3 is being proposed as a special resolution.


Resolution 1: Increase in authorised share capital

If passed, Resolution 1 will effect an increase in the authorised share capital of the Company of 33.33 per cent. through the creation of 50,000,000 new Shares.

The Directors are proposing the increase in share capital to cover the size of the authorities being proposed at Resolutions 2 and 3, the reasons for which are set out in the Chairman's letter in Part I of this document.


Resolutions 2 and 3: Authority to allot Shares and disapplication of pre-emption rights

At the Annual General Meeting of the Company on 25 April 2003, the Directors were given powers to allot relevant securities and to allot equity securities as if the pre-emption provisions in Section 89(1) of the Companies Act 1985 did not apply (the "April AGM Authorities"). The April AGM Authorities have, through the issue of GBP49 million of convertible bonds by the Company in May and August 2003, been almost entirely utilised.

If passed, Resolution 2 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of:

(a)

     GBP1,023,910 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 3 October 2003) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

(b)

     GBP34,130,337 (equivalent to one-third of the Company's issued ordinary share capital as at 3 October 2003).

If passed, Resolution 3 will give the Directors the authority to allot equity securities as if the pre-emption provisions in Section 89(1) of the Companies Act 1985 did not apply:

(a)

     pursuant to rights issues and other pre-emptive issues carried out under paragraph (b) of Resolution 2;

(b)

     up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 3 October 2003) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

(c)

     on  a   non-pre-emptive   basis  up  to  an  aggregate  nominal  amount  of
     GBP12,798,876 (equivalent to 12.5 per cent. of the Company's issued ordinary share capital as at 3 October 2003).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 3 in furtherance of the proposed Placings and otherwise as described in the Chairman's letter in Part I of this document.

The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 2 under the proposed Placings as described in the Chairman's letter in Part I of this document and otherwise whenever they believe it is advantageous to Shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 2 and paragraph (b) of Resolution 3 to grant options under Part D of the Company's Executive Share Option Plan 2001 to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new Shares which may be issued pursuant to the exercise of options.

The Directors are proposing Resolutions 2 and 3 in substitution for the April AGM Authorities. Save for the issue of GBP49 million of convertible bonds in May and August of this year, SVIIT has not issued any Shares, options or other securities pursuant to the April AGM Authorities.

The authorities proposed under Resolutions 2 and 3 will expire at the conclusion of the next Annual General Meeting of the Company after the passing of the Resolutions.

2.    Details relating to the New Shares

The New Shares will rank pari passu in all respects with the existing Shares for all dividends and other distributions declared, made or paid after the date on which such New Shares are issued.

The New Shares will be in registered form and definitive certificates in respect of New Shares whose allottees have validly elected to hold their New Shares in certificated form will be despatched by post as soon as possible following receipt by the Company of payment in full for the New Shares. Pending the despatch of definitive certificates, transfers will be certified against the register and temporary documents of title will not be issued.

In respect of New Shares whose allottees have validly elected for their issue in uncertificated form, it is expected that the relevant New Shares will be credited as soon as possible to the accounts maintained in CREST by the person entitled to the New Shares on receipt by the Company of payment in full in respect of their New Shares.

It is proposed that the New Shares will be issued on or about 3 November 2003.


3.    Further details of the Placings

Further details of the JPMorgan Placing and the Schroders Placing can be found in the Company's announcement dated 7 October 2003. The results of the JPMorgan Placing were also announced on 7 October 2003.


4.    Miscellaneous

UBS has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they are included.

                    Notice of Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Schroder Ventures International Investment Trust plc (the "Company") will be held at
10.00 a.m. on 31 October 2003 at 10 Aldermanbury, London EC2V 7RF, to consider and, if thought fit, pass the following Resolutions, of which Resolutions 1 and 2 will be proposed as ordinary resolutions and Resolution 3 as a special resolution (together the "Resolutions"):

     1. That the authorised share capital of the Company be and is hereby increased from GBP150,000,000 to GBP200,000,000 by the creation of 50,000,000 ordinary shares of GBP1 each having attached thereto the rights and privileges and being subject to the limitations and restrictions set out in the Articles of Association of the Company and ranking pari passu with the existing ordinary shares of the Company.

     2. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003 (but without prejudice to any offers, agreements or allotments already made pursuant to such authority), the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

     (a) up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 3 October
     2003) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

     (b) up to an aggregate nominal amount of GBP34,130,337 (equivalent to one-third of the issued ordinary share capital of the Company as at 3 October 2003),

     which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

     3. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003 (but without prejudice to any offers, agreements or allotments already made pursuant to such authority), the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by Resolution 2 above, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

     (a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

     (b) the allotment of equity securities up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 3 October 2003) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

     (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP12,798,876 (equivalent to 12.5 per cent. of the issued ordinary share capital of the Company as at 3 October 2003), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

      Registered Office:
      31 Gresham Street
      London EC2V 7QA

      By Order of the Board
      Schroder Investment Management Limited
      Secretary

      7 October 2003

NOTES:

     1. A member of the Company entitled to attend and vote at the EGM may appoint a proxy or proxies to attend and on a poll to vote in his or her stead. A proxy need not be a member of the Company. Forms appointing proxies must be lodged with the Company's Registrar not less than 48 hours before the time appointed for the EGM. The completion and return of a form of proxy will not preclude a member entitled to attend and vote in person at the EGM from doing so if he or she wishes.


     2. In accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours of any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the EGM, during the continuance of the EGM. None of the Directors have a service contract with the Company.


     3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 10.00 a.m. on 29 October 2003 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 10.00 a.m. on 29 October 2003 shall be disregarded in determining the right of any person to attend and vote at the EGM.

This announcement is not being made or transmitted in or into the United States, Canada, Japan or Australia. This announcement does not constitute an offer of securities for sale in or into the United States, Canada, Japan or Australia.

For immediate release 7.00am, 7 October 2003


         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")
                  INCREASED COMMITMENT TO PERMIRA EUROPE III,
             TRANSFER OF ASSETS TO P123, SVIIT CAPITAL RAISING AND
           FIRST CLOSING OF SCHRODER PRIVATE EQUITY FUND OF FUNDS II


Permira Europe III

SVIIT has increased its direct commitment to Permira Europe III by EUR25 million at the fund's final closing at EUR5 billion, bringing its total direct commitment to this fund to EUR425 million.


P123

P123, the fund of Permira pan-European buy-out funds, which is currently being marketed by SVIIT has received applications and commitments from external investors of EUR103 million. Consequently, SVIIT will transfer EUR62.8 million of assets in Permira Europe I and II to P123, at 30 June 2003 valuations, in return for an approximate 38% holding. The Board of SVIIT is not aware of any material changes in the value of its interests in Permira Europe I and Permira Europe II since 30 June 2003.


The reaction from P123's target investor base has been very positive. However, the success of Permira's fundraising has meant that Permira Europe III has closed earlier than anticipated. This has resulted in many potential P123 investors being unable to make the commitment deadline. Given the potential material positive impact of P123 on SVIIT's net asset value in the future, the Board wishes to hold P123 open for these investors.


P123 will have a final closing, targeting a further EUR102 million of commitments from external investors, prior to 31 December 2003. At this final closing, SVIIT will transfer up to EUR65.9 million of its assets in Permira Europe I and II on a pro-rata basis in order to maintain an approximate 38% holding in P123.


P123 has made a commitment of EUR450 million to Permira Europe III. Until such time as P123 has a final close, any capital calls on P123's subscription to Permira Europe III will be funded 49% by the existing commitments from external investors in P123 and 51% by a bridging facility from SVIIT. This bridging facility commitment by SVIIT will fall away at P123's final closing.


Current indications of interest from external investors indicate that P123 will be fully funded. Should P123 secure less than its target, SVIIT will assume any net balance of P123's commitment to Permira Europe III. In line with the Board's strategy with regards to SVIIT's uncalled commitments and levels of gearing, SVIIT has entered into a placing agreement, with J.P. Morgan Securities Ltd (" JPMorgan"), whereby they have agreed to procure subscribers and act as sole bookrunner for an underwritten placing of a minimum of EUR60 million (GBP41.8 million) of shares of SVIIT, with the potential to increase this to up to 10% of SVIIT's issued share capital, as described in more detail below.

SVIIT has also entered into an underwriting agreement with Schroders plc (" Schroders") whereby they have agreed to procure subscribers for an underwritten placing for a further GBP10 million of shares of SVIIT, if required by SVIIT, after the final closing of P123. Details of this placing are set out in the Appendix.


Capital Raising


In order to carry out the proposed capital raising, the Board of SVIIT will today issue a circular to Shareholders convening an extraordinary general meeting (EGM) of its Shareholders for 31 October 2003. At this EGM, the Board will be seeking authority from Shareholders for an increase in SVIIT's authorised share capital and the issue of up to 12.5% of its current issued share capital in the form of equity or equity linked securities, on a non-pre-emptive basis. The proceeds of the capital raising will be used to continue the Board's strategy of investing in buy-out and development capital funds managed or advised by Permira and Schroder Ventures and for general corporate purposes.


In order to ensure that any new issue of equity securities is asset enhancing to existing Shareholders, any equity securities allotted under this authority will be allotted at an effective premium to the estimated fully diluted net asset value per share at the date of pricing of the issue of the relevant equity securities.


The Board has authorised JPMorgan to procure subscribers for up to 10% of SVIIT's current issued share capital, which could raise up to approx GBP50 million, based on last night's closing share price of GBP4.89. As noted above, the pricing of the placing will take place by reference to the fully diluted net asset value per share at 30 June 2003, updated for any material changes. The JPMorgan placing will be undertaken in the form of an accelerated bookbuild which is expected to close on or before Wednesday 8 October 2003. The placing will be conditional on shareholder approval being obtained at the EGM for the issue of new shares. Settlement of placees' allocation will be on such date as JPMorgan notifies placees. Further details of this placing are set out in the Appendix.


Shareholders representing 46.8% of the issued share capital of SVIIT have indicated their intention to participate approximately pro-rata to their existing shareholdings in the JPMorgan placing.


In addition, three of SVIIT's largest shareholders, who together represent 36.7% of the issued share capital of SVIIT, have indicated their intention to vote in favour of the resolutions being proposed at the EGM.


The Board has received financial advice from UBS. In providing advice to the Board, UBS has relied upon the Board's commercial assessment of the proposed placings. The Board consider the terms of the resolutions and the proposed placings to be in the best interests of SVIIT and its shareholders as a whole. Accordingly, the Board unanimously recommend that shareholders vote in favour of the resolutions to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings amounting to 413,096 shares, representing 0.4% of the issued share capital of SVIIT.


Nicholas Ferguson, CEO of SVIIT commented:


"SVIIT has already indicated to its shareholders that it believes that the European buy-out market is a highly attractive investment opportunity for SVIIT. Permira are one of the leading private equity firms in this area and a key driver of SVIIT's net asset growth.

In order to provide for future potential net asset growth, we believe that it is in shareholders' best interests for SVIIT to have a significant exposure to Permira Europe III, both directly and through P123."


First Closing of the Schroder Private Equity Fund of Funds II


SVIIT is also pleased to announce that the Schroder Private Equity Fund of Funds II, advised by SVIIT, has had a first closing on schedule at EUR110 million. The fund will remain open for a further six months. This fund follows the successful closing of the EUR242 million Schroder Private Equity Fund of Funds I in June 2002, and which is now fully invested.


                                    - Ends -


For further information, please contact:


Schroder Ventures International Investment Trust plc
Nick Ferguson                                    020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                  020 7010 8925

Weber Shandwick Square Mile
Christian San Jose                               020 7067 0700


This announcement has been issued by SVIIT and is the sole responsibility of SVIIT. J.P. Morgan Securities Ltd. are acting for SVIIT in connection with the proposed placing by J.P. Morgan Securities Ltd. of new shares in SVIIT (the " JPMorgan Placing") and no one else and will not be responsible to any one other than SVIIT for providing the protections afforded to clients of J.P. Morgan Securities Ltd. nor for providing any advice in relation to the JPMorgan Placing.


This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SVIIT in any jurisdiction in which such offer or solicitation is unlawful.


This announcement may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised. In particular, the securities being offered have not been registered under the United States Securities Act of 1933 (as amended) and may not, except in a transaction which does not violate U.S. securities laws, be directly or indirectly offered or sold in the United States or to any United States Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended). SVIIT will not be registered under the United States Investment Company Act of 1940.


This announcement contains forward-looking statements, relating to planned transactions and offerings of securities, within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The matters discussed in these forward-looking statements are subject to various consents, conditions, agreements and contingencies, and may or may not occur as described. In particular, the offerings of securities by P123 and SVIIT are subject to various risks outside the relevant company's control, such as changes in the securities markets and changes in general economic conditions, and are subject to various conditions and contingencies, including agreements with third parties and the success of fundraising activities.


The distribution of this announcement and the JPMorgan Placing and the Schroders placing and/or issue of new ordinary shares in certain jurisdictions may be restricted by law. No action has been taken by SVIIT, J.P.Morgan Securities Ltd. or Schroders plc that would permit an offer of new ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to new ordinary shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

APPENDIX


FURTHER INFORMATION ON THE PROPOSED PLACINGS


The placing of new SVIIT shares is to be made by JPMorgan and Schroders each acting as agents of SVIIT pursuant to their respective Agreements.


Schroders' commitment to underwrite GBP10 million of Placing Shares is subject to reduction, including to nil, pro rata according to the amount to be raised in the final closing of P123 towards its target.


The Placing Shares will be allotted subject to the memorandum and articles of association of SVIIT and will rank pari passu with SVIIT's existing ordinary shares, including the right to participate in all dividends and other distributions declared, paid or made after the date of issue.


Placees' commitments to acquire the Placing Shares will be subject to (i) the admission of the Placing Shares to the Official List of the UK Listing Authority and to trading by the London Stock Exchange, each becoming effective at or prior to 11.00 a.m. on the relevant settlement date or such later time and/or date as JPMorgan, under the Placement Agreement, and Schroders, under the Underwriting Agreement, and SVIIT may agree in writing and (ii) the relevant Agreement not being terminated. Commitments to acquire Placing Shares made in any bookbuilding process with JPMorgan or Schroders are not capable of termination or rescission by placees in any circumstances.


Confirmation of an allocation of Placing Shares to a placee will constitute the agreement of such placee, subject to the conditions referred to above:


(i) to subscribe at the Placing Price for the number of Placing Shares allocated;


(ii)  that it is not a person in Japan, Canada or Australia or the United
      States;


(iii) that it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Market Act 2000; and


(iv)  that it is a person who:

     (a)  is outside the United Kingdom;

     (b)  has professional experience in matters relating to investments;

     (c) falls within Article 49(2)(a) to (d) ("High Net Worth Companies, Unincorporated Associations, etc") of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order"); or

     (d) is a "Sophisticated Investor" for the purposes of Article 50 of the Order.


Subscriptions for Placing Shares will be made on the basis that the subscriber has not relied (i) on any information, representations and/or warranties from JPMorgan or Schroders; nor (ii) on any information, representations and/or warranties from SVIIT.


Settlement of subscriptions for Placing Shares would only be free of United Kingdom stamp duty and stamp duty reserve tax ("SDRT") if the Placing Shares are not acquired in connection with arrangements to issue depository receipts or to transfer Placing Shares into a clearance service and on the basis that subscribers of Placing Shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in Placing Shares, United Kingdom stamp duty or SDRT may be payable for which none of SVIIT, JPMorgan or Schroders will be responsible.

SVIIT has agreed with JPMorgan and Schroders in the Agreements that it will not, and will ensure its directors do not, for the period ending on the date on which SVIIT's preliminary statement of annual results for the year ended 31 December 2003 is announced, effect certain disposals of its ordinary shares, subject to certain exceptions.


SVIIT has also agreed with JPMorgan and Schroders in the Agreements that it will not, and will ensure its group companies do not, for the period ending on the 22 December 2003 (or such earlier date established pursuant to the Agreements), enter into any commitments or agreements which would materially adversely affect the proposed placings, subject to certain exceptions.


In certain circumstances, JPMorgan and Schroders will have the right to terminate their obligations under the Placement Agreement and Underwriting Agreement, respectively, in which event the proposed placing(s) will not proceed.


If shareholder approval is not obtained at the EGM, SVIIT has agreed with JPMorgan and Schroders that it will convene one or more further meetings of shareholders in order to obtain the necessary approvals.


If it becomes necessary under the Agreements for SVIIT to issue Placing Shares which are treated by the Listing Rules of the UK Listing Authority as being equal to or exceeding 10 per cent. of its issued share capital, SVIIT will either publish listing particulars or issue those Placing Shares in such a manner as will not require the publication of listing particulars.


Settlement of placees' allocations will be on such date as JPMorgan notifies placees in relation to the JPMorgan Placing and as Schroders notifies placees in relation to the Schroders placing.


Borrowing

Further to the announcement of the interim results for the six-months to 30 June 2003, as at 30 September 2003 SVIIT had drawings under its bank facility of GBP31.6 million. SVIIT intends to fund further capital calls from Schroder Ventures and Permira funds from proceeds of the placing, cash resources, distributions and its bank facility.


Investment Policy

The Board of SVIIT notes the publication of the Investment Entities (Listing Rules and Conduct of Business) Instrument 2003 and announces that it is SVIIT's policy to invest no more than 15% of its gross assets in other UK listed investment companies (including listed investment trusts).


DEFINITIONS


"Agreements" means the Placement Agreement and the Underwriting Agreement.


"Placement Agreement" means the placement agreement between SVIIT and J.P. Morgan Securities Ltd. relating to the Placing Shares.


"Placing Price" means the price per Placing Share stated in the confirmation issued to a placee subject to adjustment as described in the Placement Agreement and the Underwriting Agreement.


"Placing Shares" means the new ordinary shares having a nominal value of one hundred pence each of SVIIT, proposed to be allotted as part of the placings.

"Underwriting Agreement" means the underwriting agreement between SVIIT and Schroders plc relating to the Placing Shares.

For immediate release 7 October 2003


This announcement is not for distribution in or into the United States, Canada, Japan or Australia. This announcement does not constitute an offer of securities for sale in or into the United States, Canada, Japan or Australia.


         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")

       RESULTS OF THE CONDITIONAL PLACING OF ORDINARY SHARES OF SVIIT BY
           J.P. MORGAN SECURITIES LTD. ("JPMORGAN") (THE "PLACING")

Further to the announcement of the Placing earlier today and the completion of a book building exercise by JPMorgan, SVIIT announces the details of the pricing and size of the Placing.

Results of the Placing:

- 10,239,100 new ordinary shares (the "New Shares") have been conditionally placed with institutional investors at a price of 468 pence per New Share.

- The gross proceeds receivable by the Company are approximately GBP47.9 million

-    The New Shares represent 9.99% of SVIIT's existing issued share capital.

- The Placing remains conditional on shareholder approval being obtained at an EGM of SVIIT to be held on 31 October 2003.

Dealings in New Shares

- The New Shares are to be listed on the Official List and admitted to trading on the London Stock Exchange.

- Admission is expected to become effective and dealings in the New Shares are expected to commence on the London Stock Exchange at 8.00am on 3 November 2003.

Role of JPMorgan

JPMorgan is acting as sole placement agent and sole bookrunner for the Placing.


Use of Proceeds

The gross subscription proceeds of the issue of the New Shares, of approximately GBP47.9 million, will be used to continue the Board's strategy of investing in buy-out and development capital funds managed or advised by Permira and Schroder Ventures and for general corporate purposes.


                                    - Ends -


For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                      020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter                                                    020 7010 8925

Weber Shandwick Square Mile
Christian San Jose                                                 020 7067 0700


This announcement has been issued by SVIIT and is the sole responsibility of SVIIT. J.P. Morgan Securities Ltd. is acting for SVIIT in connection with the proposed placing by J.P. Morgan Securities Ltd. of New Shares in SVIIT (the " JPMorgan Placing") and no one else and will not be responsible to any one other than SVIIT for providing the protections afforded to clients of J.P. Morgan Securities Ltd. nor for providing any advice in relation to the JPMorgan Placing.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire New Shares in any jurisdiction in which such offer or solicitation is unlawful.

This announcement may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised. This announcement does not constitute an offer of securities for sale in the United States and the securities being sold may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States. SVIIT will not be a registered under the United States Investment Company Act of 1940.

This announcement contains forward-looking statements, relating to planned transactions and offerings of securities, within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The matters discussed in these forward-looking statements are subject to various consents, conditions, agreements and contingencies, and may or may not occur as described. In particular, the offering of securities by SVIIT are subject to various risks outside its control, such as changes in the securities markets and changes in general economic conditions, and are subject to various conditions and contingencies, including agreements with third parties and the success of fundraising activities.

The distribution of this announcement and the JPMorgan Placing and/or issue of New Shares in certain jurisdictions may be restricted by law. No action has been taken by SVIIT or J.P.Morgan Securities Ltd. that would permit an offer of new ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to new ordinary shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

--Ends--



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 15 October 2003


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries